EXHIBIT 10 (MM)
---------------

June 10, 1996

Mr. David R. Pepin
Phoenix Duff & Phelps Corporation
56 Prospect Street
Hartford, CT 06115

Dear Mr. Pepin:

Phoenix Duff & Phelps Corporation (the "Company") considers it essential to the best interests of its shareholders to foster the continuous employment of key management personnel. The Board of Directors of the Company has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management, including yourself, to their assigned duties without distraction in the event that Phoenix Home Life Mutual Insurance Company's and its subsidiary's ownership interest in the Company falls below 50% ("Change of Control Event') or in the face of a merger, acquisition, consolidation or other organizational change or event ("Business Event"), as determined from time to time by the Executive Committee of the Company's Board of Directors. As a result, the Board has approved this special severance pay plan, the terms of which are set forth in this Agreement (the "Agreement").

In order to encourage you to remain in the employ of the Company and in furtherance of the purposes set forth above, the Company agrees that you shall receive certain severance benefits set forth in this Agreement in the event your employment with the Company is terminated subject to the conditions contained herein.

 1.  TERM OF AGREEMENT

     This Agreement shall be effective on May 13, 1996 ("Effective Date") and shall terminate on the later of the second anniversary of the Effective Date or the second anniversary of the effective date of a Change of Control or Business Event ("Change of Control or Business Event Date") unless the term thereof is extended by the Company. Notice of any extension shall be by written notice to you by the Company. Termination of the Agreement shall not affect any benefits in pay status on the termination date or affect rights to any benefits which have accrued prior to the termination date but have not been paid as of such date. For purposes of this Agreement, benefits shall be deemed to have accrued upon the occurrence of a Change of Control or Business Event and upon receipt of a Notice of Termination as provided in Section 2(vi) hereof.

 2.  TERMINATION OF EMPLOYMENT

      (i) While this Agreement remains in effect and upon occurrence of a Change of Control or Business Event, you shall be entitled to severance benefit as hereinafter described if your employment is terminated for other than "Cause" or if you terminate your employment for "Good Reason" as defined in Subsection (iv) of this Section.

     (ii) NON-SEVERANCE EVENTS. Except as otherwise provided herein, in no event
          --------------------
          shall severance payments set forth in Section 3(ii) hereof be payable if your employment with the Company is terminated (a) because of your death, disability or retirement, (b) by the Company for Cause, or (c) by you other than for Good Reason. However, you may be entitled to standard benefits then in existence with respect to disability benefits (as defined in the Company's Long-Term Disability Plan or any successor plan thereto) or retirement or other benefits (as defined in the Company's qualified or nonqualified retirement or savings plans, or any successor plans thereto) otherwise provided by the Company.

    (iii) CAUSE. Termination by the Company of your employment for "Cause" shall
          -----
          mean, on or following a Change of Control or Business Event Date, termination upon:

          (a) the continued failure by you to substantially perform your duties with the Company after a written demand for substantial performance is delivered to you by the Company, which demand specifically identifies the manner in which the Company believes that you have not substantially performed your duties/3/, or

          (b) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this Subsection, (iii), no act, or failure to act, on your part shall be deemed "willful" unless done, or omitted to be done, by you without reasonable belief that your action or omission was in the best interest of the Company.

     (iv) GOOD REASON.  On or following a Change of Control or Business Event
          ------------
          Date, you shall also be entitled to terminate your employment for Good Reason. For purposes of this Agreement, "Good Reason" shall mean, without your express written consent, the occurrence of any of the following circumstances;

          (a) the reduction of your generic corporate title (e.g., President or Executive Vice President) regardless of the functional responsibilities assigned to you; or

          (b) a reduction in your annual base salary except for across-the-board salary reductions similarly affecting all executives of the same pay grade.

      (v) NOTICE OF TERMINATION.  Any purported termination of your employment
          ---------------------
          by the Company or by you shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 6 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated. In addition, Notice of Termination given by you for Good Reason must be received by the Company within one year from the occurrence of an event described in Subsection (iv) of this Section, but in no case later than the termination of this Agreement.

     (vi) DATE OF TERMINATION, ETC.  "Date of Termination" shall mean the date
          -------------------------
          specified in the Notice of Termination which in no event shall be more than sixty (60) days from the date such Notice of Termination is given. In the event a dispute should arise concerning the legitimacy of your termination of employment in the case of termination without Cause by the Company or termination for Good Reason by you, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties or by a resolution pursuant to the mediation and arbitration requirements as provided in Section 12 hereof; provided that within fifteen (15) days after any Notice of Termination is given the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination; and provided further that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence.

_________________________

     /3/ In no event shall this Subsection apply to any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination by you for Good Reason.

the pendency of any such dispute, the Company will continue to pay you your full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans in which you were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this Subsection. Amounts paid under this Subsection are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

 3.  SEVERANCE PAYMENTS

     Upon occurrence of a Change of Control or Business Event and, if your employment with the Company is involuntarily terminated by the Company other than for Cause or, if your employment with the Company is terminated by you for Good Reason, then you shall be entitled to the benefits provided below:

      (i) SALARY AND COMPENSATION.  The Company shall pay you your full
          -----------------------
          annualized base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company at the time such payments are due, except as otherwise provided below.

     (ii) SEVERANCE BENEFITS.  In lieu of any further compensation payments to
          ------------------
          you for periods subsequent to the Date of Termination and, in lieu of any benefits provided under any other severance plan maintained by the Company in which you participate on the Date of Termination and, subject to limitations on the amount of payments hereunder as set forth in Section 4 hereof (which limitations shall apply to all payments hereunder whether or not such payments constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (Section 280G to the Code), the Company shall pay as severance pay and provide as severance benefits to you:

          (a)  a lump sum severance payment equal to two (2) times the sum of
               (i) your annualized base salary at the rate in effect at the time Notice of Termination is given, and (ii) the average of your last three (3) years of bonus or short-term incentive compensation payments;

          (b) one-third of all unvested stock options and stock appreciation rights under the 1992 Long-Term Stock Incentive Plan held by you on the Date of Termination shall vest and become immediately exercisable, one-third will vest and become exercisable on the first anniversary of the Date of Termination and one-third will vest and become exercisable on the second anniversary of the Date of Termination;

          (c) you shall also receive an amount equal to two (2) times the Company's matching contribution made for the calendar year immediately preceding the calendar year of your Date of Termination under all qualified and non-qualified savings and investment plans of the Company in which you are eligible to participate as of the Date of Termination. Such amount shall be paid to you on a non-qualified basis in one lump sum at the same time as other severance benefits are paid under this Agreement; and

          (d) In addition, the Company will allow you to continue your participation in any life, accident and health insurance benefit program to the extent you participate and/or contribute to at the Date of Termination, as such benefits and/or contribution levels may be, from time to time, changed or amended. However, notwithstanding the above, beginning on your Date of Termination, any contributions you make towards welfare benefits which are pursuant to a cafeteria plan shall be made on an after-tax basis. In addition, your participation in the Company's sickness and salary continuance program and long-term disability plan shall be discontinued as of your Date of Termination. Any welfare benefits payable to you under this Subsection 3(ii)(d) shall be provided to you for a period of time which shall end on the earlier of the second anniversary of the Date of Termination or the date on which you receive comparable benefits from new employment during the two (2) year period following your Date of Termination, and any such benefits actually received by you shall be reported to the Company.

 4.  BENEFIT LIMITATIONS AND TIMING

      (i) GOLDEN PARACHUTE LIMITATION.  In the event that any payment or benefit
          ---------------------------
          received or to be received by you including, but not limited to, payments pursuant to this Agreement (collectively, the "Total Payments") should be determined by the Company to be an "excess parachute payment" within the meaning of Section 280G of the Code, and thereby would not be deductible (in whole or part) by the Company, the payments hereunder which are regarded as "parachute payments" within the meaning of Section 280G of the Code shall be reduced until no portion of the Total Payments is not deductible, or such payments are reduced to zero. For purposes of this limitation

          (a) the payments hereunder shall be reduced only to the extent necessary so that the Total Payments in their entirety constitute reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code or are otherwise not subject to disallowance as deductions, and

          (b) in the event the Company determines that Total Payments would constitute an "excess parachute payment" thereby necessitating that payments be reduced in part, you may consult with the Company in determining the priority in which any benefit payment shall be reduced. Any such joint determination must be made no later than seven (7) days prior to the next regular full-pay cycle, otherwise the Company's decision of which benefits shall be reduced or eliminated shall be final.

     (ii) As provided in Section 3 above, any payments hereunder which are determined by the Company not to be "parachute payments" as described above, shall nonetheless be reduced as necessary to limit such payments to the amount which would be payable hereunder determined as if the limitations of Section 280G of the Code were applicable.

    (iii) TIMING OF PAYMENTS.  The benefits payable hereunder shall be made as
          ------------------
          soon as reasonably practicable after the Company's determination of the benefit payments and any limitation on such payments set forth in Subsection 4(I) above, but in no even later than the thirtieth day after the Date of Termination. In addition, if it is subsequently determined pursuant to a final determination of a court or a final Internal Revenue Service proceeding that, notwithstanding the good faith of the Company in applying the terms of this Agreement, any part of the Total Payments paid to you constitutes an "excess parachute payment" for purposes of Section 280G of the Code, then the amount equal to the excess shall constitute a loan from the Company to you payable within six months of demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code).

     (iv) CONDITIONS FOR RECEIPT OF BENEFITS - COMPANY RIGHTS OF ACTION AFTER
          -------------------------------------------------------------------
          PAYMENT.  The payment of any benefit under this Agreement is
          -------
          conditioned upon you complying with all of the following:

          (a) Refraining from directly or indirectly interfering in any manner with the operations, management or administration of any Company office or agency and refraining from making any disparaging remarks concerning the Company, its representatives, agents and employees.

          (b) Refraining from encouraging, soliciting or suggesting to any and all employees, agents, representatives and/or clients of the Company that they terminate or alter their current relationship with the Company.

          (c) Returning all Company property provided or developed during the course of employment, including, but not limited to, files, records, identification card, credit cards, Company manuals, etc.

          If the Company determines in good faith that the conditions for payment as outlined above have not been met by you, your rights to any benefits or payments under this Agreement shall be terminated and the Company shall have no further obligations or liabilities to you as set forth in this Agreement unless the condition or conditions resulting in such termination of rights to benefits have been rectified or corrected to the Company's satisfaction. In addition, if within three years from the date of payment of any benefit under this Agreement, the Company determines in good faith that you have failed to comply with the conditions set forth in this Subsection either prior to or after payment of any benefit, then the Company shall have the right to make a claim and demand upon you for return of any benefits paid unless the condition or conditions resulting in the Company's demand or claim have been rectified or corrected to the Company's satisfaction.

      (v) INDEBTEDNESS.  The amount of any indebtedness or other obligation
          ------------
          which you have to the Company at the time of your termination of employment shall be offset against any benefits payable under this Agreement.

     (vi) MITIGATION.  You shall not be required to mitigate the amount of any
          ----------
          payment provided for herein by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for herein be reduced by any compensation earned by you as the result of employment by another employer or by amounts received as retirement benefits.

 5.  SUCCESSORS, BINDING AGREEMENT

      (i) This Agreement shall be binding on the successors and assigns of the Company and the Company shall require any successor by reason of merger or similar event to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

     (ii) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

 6.  NOTICE

     For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Company shall be directed to the attention of such person or persons as specified to you by the Company.

 7.  CONFIDENTIALITY

     You agree that you shall not disclose to any person, firm or corporation, the terms of this Agreement and any proprietary information concerning the business or affairs of the Company, or its subsidiary or parent corporations if applicable, which may have been acquired in the course of your employment with the Company. In the event you fail to maintain the confidentiality provisions of the preceding sentence, the Company shall have no further obligation to provide the severance benefits set forth in
     Section 3 hereof.

 8.  MISCELLANEOUS

     No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Connecticut to the extent not pre-empted by federal laws. Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law. The obligations of the Company under Sections 3 and 4 shall survive the expiration of the term of this Agreement.

 9.  VALIDITY

     The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

10.  COUNTERPARTS

     This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

11.  ENTIRE AGREEMENT/OTHER CLAIMS

     This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto. Specifically, but not by way of limitation, in the event benefits under this Agreement become payable as a result of your termination as set forth in Section 2 hereof, this Agreement sets forth all payments and benefits you shall be entitled to receive as a result of such termination and payments hereunder shall be in full accord and satisfaction of any and all claims or disputes which may arise from your employment relationship with the Company.

12.  MEDIATION AND ARBITRATION

     The parties understand and agree that the implementation of this Agreement will be enhanced by the timely and open resolution of any disputes relating to this Agreement. Accordingly, each party hereto agrees to use best efforts to cause any disputes or disagreements arising under or relating to the subject matter of this Agreement (including any claims based on contract, tort and statute) to be considered, negotiated in good faith and resolved as soon as possible. In the event any such dispute cannot be resolved to the satisfaction of either party hereto within 30 days after it has arisen, the parties agree to submit the dispute to formal mediation using the commercial mediation rules of the American Arbitration Association or such other rules as mutually agreed to before resorting to any other dispute resolution procedure. All verbal and written settlement offers or proposals presented by the parties in connection with the negotiation and mediation of a dispute hereunder shall be deemed prepared and communicated in furtherance, and in the context, of dispute settlement; shall be exempt from discovery and production; and shall not be admissible in evidence as an admission of any purpose whatsoever in any subsequent legal proceedings or arbitration arising out of or in any manner concerning the dispute.

     In the event any dispute submitted to mediation hereunder is not resolved, the parties agree that such dispute shall be settled exclusively in arbitration. Such arbitration shall be conducted in the State of Connecticut and shall be governed by the rules of the American Arbitration Association then in effect. Judgment upon any award rendered by the arbitrator may be entered by any state or federal court having jurisdiction thereof.

13.  AMENDMENTS

     This Agreement may be amended from time to time upon mutual agreement of you and the Company.

If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Company duplicate originals of this letter which will then constitute our agreement on this subject.

Sincerely,


Philip R. McLoughlin


Agreed to this 10th day June, 1996.


/s/  David R. Pepin
-------------------
DAVID R. PEPIN